

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

December 20, 2016

Mr. James Karrels
Senior Vice President and Chief Financial Officer
9704 Medical Center Drive
Rockville, Maryland 20850

> **Re: Macrogenics Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 001-36112**

Dear Mr. Karrels:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        /s/ Angela M. Connell

                                        Angela M. Connell
                                        Accounting Branch Chief
                                        Office of Healthcare and Insurance